

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2012

Via Secure Email

Peter Flint
Chief Executive Officer
Trulia, Inc.
116 New Montgomery Street, Suite 300
San Francisco, California 94105

> **Re: Trulia, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted July 12, 2012**
> **CIK No. 1349454**

Dear Mr. Flint:

We have reviewed your letter dated July 11, 2012, and the above-referenced draft registration statement, and have the following comments. Where we reference prior comments, we are referring to our June 27, 2012 letter.

Prospectus Summary

Overview, page 1

1.   We note your response to prior comment 3. Please explain to us what you mean by your statements that your mobile application "consistently ranks among" the top free lifestyle category applications and also "consistently ranks among" the top three real estate mobile applications. In addition, please tell us whether the daily downloads during the six months ended June 30, 2012 are consistent with prior periods. Finally, please provide us with the material used to prepare this response.

2.   We note your response to prior comment 4. Please disclose the measuring period, as well as the sample size for the surveys relative to size of your user base during the measuring period.

Our Strengths, page 4

3.   We note your response to prior comments 6 and 50. Your response to prior comment 6 states that you sell subscription products for mobile devices at a price that generates a "higher effective price per lead" than for your web-only products. Please explain to us how you calculate this metric and what you mean by a "per-lead basis."

Risk Factors

"If real estate professionals do not continue to subscribe to our products…," page 14

4.   Your response to prior comments 10 and 25 states that renewal rates would not be reliable or meaningful because of the "often sporadic and short-term nature" of real estate professionals' subscriptions. Your new disclosure on page 48, however, states that the fact that marketplace revenue now constitutes a majority of your total revenue is a positive trend because it is "primarily recurring, subscription-based revenue, and therefore, more predictable." Please explain to us the apparent inconsistency between these statements. We also note that your sales and marketing expenses, i.e., the costs of acquiring and retaining subscribers, were your greatest expenses during the most recent fiscal year and quarter. Please explain to us why your ability to retain or attract repeat subscribers is not material to an understanding of your business or operating results. In addition, please tell us how you considered including a retention rate, i.e., the percentage of subscribers on the last day of the prior year or quarter who remain customers on the last day of the current year or quarter.

"If advertisers reduce or end their advertising spending with us …," page 14

5.   We note your revised disclosure in response to prior comment 11. Please explain why you have a limited ability to resell advertising inventory in the case of a loss of a significant customer.

"If use of our mobile products does not continue to grow…," page 15

6.   We note your response to prior comment 13. Please clarify the differences in how you currently monetize your mobile website versus your mobile apps.

"Complying with the laws and regulations affecting public companies will increase…," page 25

7.   We note your response to prior comment 19. It does not appear that you revised the second paragraph of this risk factor to clarify that as an emerging growth company, you are exempt from the audit of internal controls under Section 404 of the Sarbanes-Oxley Act, until you lose emerging growth company status. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 46

8.   Your responses to prior comments 10 and 25 indicate that you believe the average subscription period and renewal rate information would not meaningfully enhance a readers understanding of your business or operating results. Describe how you consider the average subscription period and renewal rates when analyzing your business and

operating results. Provide us with your average subscription period and renewal rate information for each period presented.

9. We note your response to prior comment 23. As previously requested, please discuss the fact that the growth rates of new contributions and average monthly revenue per subscriber all appear to be slowing, and the related impacts on your business. For example, your revised disclosure states that new contributions to user-generated content grew sharply during 2010, but does not address the significantly lower growth rate during 2011. In addition, you have not discussed the fact that the growth rate for average monthly revenue per subscriber from 2010 to 2011 was approximately half the growth rate from 2009 to 2010.

10. We note your response to prior comment 24. Here, and elsewhere in your prospectus, please discuss whether your mobile products and solutions are priced differently than your non-mobile products and solutions.

11. Your response to prior comment 26 states that you do not currently rely on the overall number of ads, average price per ad, reserve price or revenue per advertiser as metrics by which you operate your display advertising business. Please tell us what metrics you use to operate your display advertising business.

Components of Statements of Operations

Media Revenue, page 48

12. Your revised disclosure in response to prior comment 22 states that a shift in user traffic from your website to mobile products "could" decrease your advertising inventory and negatively affect your media revenue. Please discuss whether there has been a shift in user traffic from your website to mobile products. To the extent that there has been shift in user traffic, disclose whether such shift has negatively impacted your media revenue, and update your risk factors accordingly. In addition, explain why you believe that any decrease in media revenue resulting from a shift in traffic would be offset by increases in marketplace revenue from your mobile subscription products.

13. Please clarify that you do not currently generate any media revenue from your mobile app.

Results of Operations, page 50

14. Your response to prior comment 29 states that disclosing revenue attributable to new subscriptions versus existing subscriptions could be misleading because professionals frequently start and stop their marketing campaigns, and that a typical cycle of subscriptions and renewals in your business includes subscribers allowing their subscriptions to lapse during the winter months. This trend suggests that readers would

expect revenue from new subscriptions and existing subscriptions to be lower during the quarters covering winter months. Please explain to us how disclosing this information quantitatively and qualitatively would potentially mislead investors. In addition, please explain why the presentation of such results on an annual basis would not address the issues posed by the "often sporadic and short-term nature" of real estate professionals' subscriptions.

Business

Our Strengths

We deliver the "inside scoop," page 82

15.   Your response to prior comment 48 appears to suggest that you are among the industry leaders, not that you have an "industry-leading" marketplace. Please revise. In addition, please provide us with the relevant portions of the referenced materials.

Large, differentiated transaction-ready audience, page 83

16.   We note your revised disclosure in response to prior comment 49. Please tell us whether the June 2012 results are representative of prior periods, and how you considered providing statistics for prior periods.

Our Products for Real Estate Professionals, page 88

17.   Please revise your disclosure in this section to include a more detailed discussion of the many variables in the subscription products available to real estate professionals and the often short-term nature of subscriptions.

Customers, page 91

18.   Please revise the last paragraph of this section to discuss the concentration of your advertisers, consistent with the disclosure added in response to prior comment 17. See Item 101(c)(1)(vii) of Regulation S-K.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

19.   We note your revised disclosures in response to prior comment 57. Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors. In this regard, your disclosures should more

clearly explain how you consider market conditions, the competitive landscape, features of the products, the location where the real estate professional's ads will be displayed and historical pricing as well as any other factors you consider in determining the BESP for deliverables in your multiple element arrangements.

20.   We note your revised disclosures in response to prior comment 58. Please quantify and explain how you determined that your revenues for the twelve months ended December 31, 2011 were not materially different from what would have been recognized under the previous guidance for multiple-element arrangements. Further, tell us why recognizing advertising revenue over the contract term is appropriate for the periods before adoption of the new authoritative guidance. Indicate whether the advertisements were provided consistently over the contract term and from the beginning of the contract term. In addition, tell us and disclose how you allocated revenue for presentation purposes for 2009 and 2010.

Note 11. Net Loss and Pro Froma Net Loss per Share Attributable to Common Stockholders, page F-28

21.   Please revise to disclose any significant awards granted to employees including the aggregate grant date fair values and vesting terms of the option grants. For guidance, we refer you to ASC 260-10-50-2.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director